SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

January 27, 2022

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. John Stickel
Ms. Sonia Bednarowski
Re:	Puyi Inc.
Amendment No. 2 to Registration Statement on Form F-3
Filed January 27, 2022
File No. 333-261063

Dear Sir/Madam,

On behalf of our client, Puyi Inc., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) contained in the Staff’s letter dated January 7, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company is filing its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the revised language addressing a particular comment appears.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, (Sherlyn) Lau S.Y., Linh Hue Lieu,
Olivia Ngan, S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Yan Zhang
Registered Foreign Lawyers | Steven C Hsu (New York)*, Joy Lam (New South Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (New South Wales)*,
(Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*, (Julia) Zhu Q. (New York)°
Consultants | Hon Au Yeung, Huberta Chow X.L., Dominic D. James, David K. Lee, (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W., Dominic Tsun W.L., Susan Wang S.X., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Claudia Yu K.W., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

Amendment No. 2 to Form F-3 filed on January 27, 2022

Cover page

1.	We note your response to prior comment 1 and reissue in part. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 17 of the Amended Registration Statement.

2.	We note your response to prior comment 2 and reissue. While your cover page discusses the risks of “doing business” in China, please prominently disclose the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your cover page disclosure should also address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 14 and 19 of the Amended Registration Statement.

Permission Required from the PRC Authorities for Our Operation and This Offering, page 10

3.	We note your response to prior comment 4 and reissue in part. We note your disclosure that you are not required to obtain any permission from Chinese authorities to offer securities to foreign investors. Please revise to expand your disclosure to explain what the consequences may be if you later find out that you needed permission from PRC authorities to conduct the offering or list outside of China.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 10 and 18 of the Amended Registration Statement.

Effect of Holding Foreign Companies Accountable Act, page 14

4.	Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 14 and 19 and of the Amended Registration Statement.

Trading in our securities may be prohibited under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation, page 18

5.	We note your disclosure that the SEC adopted final amendments to its rules implementing the HFCAA on December 2, 2021. Update your disclosure to reflect that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 19 of the Amended Registration Statement.

Index to Exhibits, page II-3

6.	We note your response to prior comment 11 and reissue in part. Please list a statement of eligibility of trustee for the indenture as an Exhibit 25 to your registration statement. Since it appears you plan to designate the trustees on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, please indicate that you will separately file the Form T-1 under the electronic form type “305B2” in the notes to the index.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-3 of the Amended Registration Statement.

If you have any questions regarding the Amendment No. 2 to Registration Statement on Form F-3, please do not hesitate to contact me by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding
Meng Ding

cc:	Via E-mail Hu Anlin, Chief Financial Officer and Vice President Jing He, General Manager of Financial Reporting Department Puyi Inc.